NEWS RELEASE

Kelso Technologies Inc.

(The “Company” or “Kelso”)	February 20, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

NEW PATENT – DUAL RATING PRESSURE RELIEF VALVE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has filed a patent application for a new externally mounted dual rating pressure relief valve (“DPRV”) design for use on new rail tank cars and retrofits of existing rail tank cars.

Recent derailments of trains carrying hazardous materials have raised US and Canadian government concerns over railroad safety. Regulatory bodies are focused on finalizing design criteria for safety enhancements to existing railroad tank cars carrying flammable liquids including crude oil and ethanol. These concerns center on the quality and effectiveness of service equipment including pressure relief valves used for containment of hazmat during rail operations in both non-accident and accident events.

Kelso has initiated a proactive design strategy based on these regulatory concerns and as a result we have created a new DPRV design that based on mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. This is a dramatic change to current technology capability. In addition, Kelso believes the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry.

The patent has been filed under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various market advantages for Kelso. Our competition will most likely become aware of our DPRV when we submit our Application for Approval to the AAR, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will likely take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

The DPRV will enter Association of American Railroads (AAR) approval process shortly after the prototypes are completed in May 2014. The Company will announce AAR approvals by press release when they are received.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the new DPRV is a dramatic change to current technology capability and is expected to provide economic advantages to the impact of the expense of retrofits facing the railroad industry; and the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com